K Wave Media Ltd.
c/o Maples Corporate Services Limited
PO Box 309, Ugland House
Grand Cayman, KY1-1104
Cayman Islands

September 13, 2024

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Rebekah Reed
Erin Jaskot

RE:	K Wave Media Ltd.
Amendment No. 4 to Registration Statement on Form F-4
Filed August 23, 2024
File No. 333-278221

Dear Ms. Reed and Mr. Jaskot:

On behalf of K Wave Media Ltd. (“K Wave” or the “Company”), we are responding to the letter from the staff of the Division of Corporation Finance Office of Trade & Services (the “Staff”) dated September 9, 2024 (the “Comment Letter”) regarding K Wave’s Amendment No. 4 to Registration Statement on Form F-4 filed with the Securities and Exchange Commission (the “SEC”) on August 23, 2024 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is submitting Amendment No. 5 to the Registration Statement on Form F-4 (“Amended Registration Statement”) via EDGAR to the Commission for review in accordance with the procedures of the Commission.

The Company has responded to all of the Staff’s comments by revising the Amended Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Amended Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in italics and followed by the Company’s response. We have included page references to the Amended Registration Statement where the language addressing a particular comment appears. Terms used but not otherwise defined herein have the meanings set forth in the Amended Registration Statement. The changes reflected in the Amended Registration Statement include those made in response to the Staff’s comments as well as other updates.

In addition to the Company’s responses to the letter from the Staff dated September 9, 2024, the Company’s counsel also received a telephone call from the Staff on September 10, 2024 and was informed that the Staff was requesting updated responses from the Company with respect to two previously-issued comments (comment #24 from the Staff’s letter dated April 17, 2024 and comment #24 from the Staff’s letter dated February 25, 2024). The Company’s updated responses to these comments are also included herein (following its responses to comments #1 through #4 from the Staff’s most recent letter dated September 9, 2024).

For ease of reference, the text of the Division of Corporation Finance Office of Trade & Services’ comment is included in bold-face type below, followed by the Company’s response.

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

September 13, 2024

Page two

Amendment No. 4 to Registration Statement on Form F-4 filed August 23, 2024

Summary of the Proxy Statement/Prospectus

Interests of Certain Persons in the Business Combination, page 31

1.	Please update this section to reflect the written loan agreement between the sponsor of Global Star and K Enter entered into on August 19, 2024, and make conforming revisions to your conflicts of interest disclosure elsewhere. Disclose this transaction within the related party transactions section as well or explain why you are not required to do so.

Response: The Company respectfully acknowledges the Staff’s comment. The Company has addressed the Staff’s comment in the Letter to Stockholders and at pages 31, 75, 110 and 111 of the Amended Registration Statement.

Risk Factors, page 36

2.	Your response to prior comment 2 and revised disclosure at page 6 suggest that there have been no negotiations with Play Company regarding the potential inability to pay even the first cash payment after the business combination in light of current trust account funds. Please add a prominent, standalone risk factor that discusses the potential inability to make the scheduled cash payments to the owner of Play Company after the business combination, absent a capital raise, and identifies specific related risks, such as any recourse available to Play Company under the related Share Purchase Agreement and/or the possibility of litigation. For example, we note that Section 2.3 of the Share Purchase Agreement between the owner of Play Company and K Enter provides that, “In the event that the Purchaser fails to pay the Purchase Price when due, the Purchaser shall pay to the Seller a default interest on such unpaid amount as calculated at the rate of fifteen percent (15%) per annum for the period from the relevant due date till the day immediately preceding the date of actual payment.” Explain whether the holder of Play Company shares could seek to terminate the Share Purchase Agreement prior to or after the closing of K Enter’s acquisition of a controlling interest in Play Company in light of the possibility that PubCo will not be able to make the cash payments or pay the default interest.

Response: The Company respectfully acknowledges the Staff’s comment. The Company has addressed the Staff’s comment in the Letter to Stockholders and at page 38 of the Amended Registration Statement.

Proposal No. 2 - The Acquisition Merger Proposal

Supplemental Information: K Enter Forecasts

Play Company Co., Ltd., page 142

3.	Please elaborate on the material assumptions underlying the breakdown of forecasted Play Company revenues between those related to the HYBE and SM Entertainment agreements, “Other K-Pop Agency-Related Revenues,” and “Other Revenues.” In this regard, we note that “Other Revenues” are projected to make up roughly 60% of forecasted revenues in 2024 and roughly 55% in 2025, but it is unclear what these revenues consist of and the assumptions underlying this pace of growth, particularly when such revenues made up less than 5% of actual revenues in 2023. Make similar revisions to the risk factor disclosure regarding the assumptions underlying Play Company’s projections at page 45.

Response: The Company respectfully acknowledges the Staff’s comment. The Company has addressed the Staff’s comment in the Letter to Stockholders and at pages 46, 145 and 146 of the Amended Registration Statement.

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

September 13, 2024

Page three

General

4.	We note your response to prior comment 7. Revise throughout the proxy statement/prospectus to disclose that the condition to the closing of the business combination that K Enter acquire controlling interests in all Six Korean Entities could be waived by the parties to the merger agreement. Revise your disclosure to explain to investors in further detail, as you have in the cover letter dated August 23, 2024, your plan regarding the timing of closing the acquisitions of the Six Korean Entities and alternative plan if you do not close any of the acquisitions and decide to waive the related condition to closing. Specifically, disclose the following points from your cover letter response to prior comment 7 throughout the proxy statement/prospectus itself, so that investors have a clear, detailed understanding of your intentions:

●	that you “expect K Enter to close the acquisitions of the Six Korean Entities within 24 to 72 hours after the registration statement on Form F-4 is declared effective” and will not mail proxy materials until “immediately after” K Enter closes the acquisitions of the Six Korean Entities; and

●	that, if any of the acquisitions do not occur and the parties waive the related closing condition and seek to proceed to close the business combination between Global Star and K Enter, you will not mail proxy materials to Global Star shareholders until after you “file a post-effective amendment to the effective registration statement on Form F-4 to disclose the change in K Enter’s acquisition of the Six Korean Entities.” Explain that such post-effective amendment would have to be declared effective by the staff before you mail proxy materials, and thereby before you give Global Star shareholders the opportunity to vote by mailing back their proxy cards. For the avoidance of doubt, clearly state for investors that as a result, they will not be able to vote on the business combination until they receive final, mailed proxy materials that reflect the successful acquisitions and K Enter’s business as it will exist at the time of the business combination with Global Star. Revise your reference to “updated or supplemental proxy materials” to reflect that you are committing to file a post-effective amendment if any of the acquisitions do not occur and the condition to closing is waived.

With respect to the first bullet point above, please also elaborate to explain how, in the event the acquisitions of all Six Korean Entities close within 24 to 72 hours after effectiveness as currently anticipated, you will inform investors that the acquisitions have closed. Please also explain whether the disclosure in the current proxy statement/prospectus will be updated to reflect completion of the acquisitions prior to mailing, or if you will update it another way (for example, by filing a Form 8-K and/or prospectus supplement and including them in the proxy materials that are mailed to shareholders). Provide this revised disclosure in multiple, prominent places throughout the proxy statement/prospectus, including the letter to stockholders, the questions and answers regarding K Enter’s acquisition of the Six Korean Entities at page 14, the discussion of K Enter in the prospectus summary at page 19, the “K Enter’s Acquisition of the Six Korean Entities” section at page 23, the outset of Risk Factors, and the discussion of the acquisition merger beginning at page 106.

Response: The Company respectfully acknowledges the Staff’s comment. The Company has addressed the Staff’s comment at pages Letter to Stockholders, 14, 19, 23, 36 and 107 of the Amended Registration Statement.

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

September 13, 2024

Page four

April 17, 2024 Staff Comment Letter concerning

Registration Statement on Form F-4 filed March 26, 2024

Business of K Enter, page 157

24.	We note mention of several new agreements throughout the proxy statement/prospectus. For example, you state that an agreement between Play Company and SM Entertainment Co., Ltd. was entered into in December 2023, and page 110 states that, “currently three of the four studios have a contract with Netflix to produce K dramas.” Additionally, on page 196 you state that K Enter’s income has been “driven by its new agreement...for the videography service for the television programs.” Revise to clearly identify these agreements, including the counterparties to the agreements and the material terms of these agreements where appropriate in your business disclosure, and file them as exhibits to the registration statement. Refer to Item 601(b)(10). Please remove the references to embedded “link(s) to the agreement” on page 33 and file all material contracts as exhibits instead.

Response: The Company respectfully acknowledges the Staff’s comment. With respect to the Netflix contracts we note they are standard production agreements that were entered into in the ordinary course of business. We submit that pursuant to Regulation S-K Item 601(a)(10, the Netflix contracts, which were entered into in the ordinary course of business, are not required to be included as exhibits to the Amended Registration Statement. With respect to Play Company’s contracts with Hybe and SM Entertainment, the Company has attached redacted versions of such agreements to the Amended Registration Statement. The Company has endeavored to redact the confidential portions of those agreements, so that Play Company will not be in breach of the confidentiality provisions of those agreements.

February 25, 2024 Staff Comment Letter concerning

Amendment No. 1 to Draft Registration Statement on Form F-4 filed January 29, 2024

Proposal No. 2 - The Acquisition Merger Proposal

Lock-Up Agreement, page 97

24.	We note your response to prior comment 28 and reissue in part. Please clarify which persons’ and entities’ shares and warrants will be locked up following the closing of the Business Combination, and quantify the percentage of PubCo Ordinary Shares and PubCo Warrants that will be subject to Lock-Up Agreements. In this regard, we note that your revised disclosure states that “certain former stockholders of K Enter, and certain other persons and entities” will enter into lock-up agreements, but these parties are not identified in the proxy statement/prospectus or in the Form of Lock-Up Agreement included as Annex E.

Response: The Company respectfully acknowledges the Staff’s comment. The Company has addressed the Staff’s comment at pages 27, 110, 119 and 306   of the Amended Registration Statement.

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

September 13, 2024

Page five

Please call Daniel Nunn of Nelson Mullins Riley & Scarborough LLP at (904) 665-3601 or James Prestiano of Loeb & Loeb LLP at (212) 407-4831 if you have any questions or if would like additional information with respect to any of the foregoing.

Thank you.

Very truly yours,

/s/ Anthony Ang
Name:	Anthony Ang
Title:	Chairman

Enclosures

cc:	Mr. Tan Chin Hwee Executive Chairman and Interim Chief Executive Officer K Enter Holdings, Inc.